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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2004

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:
Gil Trotino
VP, WW Marketing
Magic Software Enterprises
(949) 250-1718 X299

gtrotino@magicsoftware.com

Magic Software Announces a $500,000 Contract Extension

With A World Leading Package Delivery Company

Irvine, California (July 26, 2004) - Magic Software Enterprises (NASDAQ: MGIC), a leading provider of state-of-the-art development and integration technology, announced today a six-month extension to an agreement with a world leader in package delivery and supply chain services for approximately $500,000 in additional development services. This will primarily be used in enhancing and maintaining integrated worldwide logistics solutions at all levels of the $30 billion company.

Developers from Magic Software Enterprises will work as part of a team managed by the client to deliver highly scalable logistics information systems that operate on servers at the global, country, and departmental levels.

"Our efforts at gaining logistics industry business continues to pay dividends to the company," said Oren Inbar, CEO of Magic Software's North American subsidiary. "There is no question that our rapid business process integration technology allows customers to respond to changing business conditions with agility and yet maintain the strictest standards of operational reliability.”

“Our clients have made exceptional progress in the implementation of information systems for freight forwarding and other key logistics’ processes utilizing Magic eDeveloper and the professional services provided by Magic Software Enterprises,” Inbar continued. “Magic’s technology fits nicely within enterprise architecture standards for clients ranging from mid-size enterprises to world leaders in the logistics, supply chain management, and package delivery industries.”

Magic’s eDeveloper and iBOLT Integration Suite are utilized in a variety of logistics applications, such as air cargo management, freight forwarding, shipping applications, warehousing applications, racking systems, fleet management applications, and much more. The company recently announced the availability of specialized professional services for the accommodation of RFID data and business processes. Using eDeveloper and iBOLT, companies can cut their costs  by optimizing data synchronization throughout the supply chain. For additional information, please see http://www.magicsoftware.com

About Magic Software Enterprises
Magic Software Enterprises, a subsidiary of Formula Systems (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology (www.magicsoftware.com/ibolt) that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

Formula Systems is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: July 26, 2004